

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

Mail Stop 3628

June 3, 2009

Via Facsimile and U.S. Mail

Stuart G. Stein, Esq.
Hogan & Hartson L.L.P.
555 Thirteenth Street, N.W.
Washington, DC 20004-1109

>   **Re: Webster Financial Corporation**
>   **Schedule TO-I filed May 28, 2009**
>   **File No. 5-38618**

Dear Mr. Stein:

We have limited our review of the filings to those issues we have addressed in our comments. Where indicated, we think you should revise the documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Offer to Exchange

1. Please advise us as to whether you believe each of the Preferred Stock and Trust Preferred Securities is a separate class of subject security for purposes of Rule 13e-4 and Regulation 14E. Please also address whether Webster Capital Trust IV is an issuer within the meaning of Rule 13e-4(a)(1). In providing this analysis, please advise whether or not Webster Financial, as the presumptive offeror in these exchange offers, is viewed as an issuer of the Trust Preferred Securities within the meaning of Rule 13e-4(a)(1).

2. We note that the maximum aggregate liquidation amount of Preferred Stock that you are seeking is $168,500,000. Please also disclose the aggregate amount of

Trust Preferred Securities that you are seeking. Refer to Item 1004(a)(1)(i) of Regulation M-A.

3. Please advise us as to how the formula and manner of conducting the offer for the Trust Preferred Securities corresponds with prior no-action relief or other interpretive positions with respect to an issuer's ability to comply with Item 1004(a)(1)(ii). Please advise us of the basis upon which the issuer concluded that the offer complies with Rule 13e-4(f)(1)(ii) and Rule 14e-1(b). Please also confirm, if true, that Webster Financial will not consider adjusting the pricing formula or maximum price point after the purchase price is fixed.

Special Note Regarding Forward-Looking Statements, page 1

4. Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995, since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the PLSRA or its safe harbor provision in any future press releases or other communications relating to this offer.

Where You Can Find More Information, page 2

5. We note that you appear to be attempting to incorporate by reference subsequently filed documents and reports. Please revise the disclosure to indicate, if true, that the Schedule TO will be amended to incorporate such information since you are not permitted to forward incorporate on Schedule TO.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions